SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

BVR Systems Awarded a three years Maintenance Contract for Naval
Embedded Simulation Program

ROSH HA’AYIN, Israel, March 21, 2007 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced today the award of a three years maintenance contract for a naval embedded training system supplied by BVR to an international customer. The contract is valued at approximately $US 1.0 million.

BVR will provide the customer with D level maintenance for the system.

BVR Systems’ CEO, Ilan Gillies, commented: “We are happy to receive this contract and be able to continue and support our customer. We take a great pride in supporting our customers throughout our system’s life cycle with cost effective and forthcoming service.”

BVR’s Naval Combat Maneuvering Instrumentation system (NCMI) allows the integration of virtual platforms in a real sea-borne exercise to provide a hybrid-simulation training model. Hundreds of virtual entities can be shared between live and simulated participants using an advanced Datalink amongst naval platforms. NCMI is interoperable with the “EHUD” ACMI airborne pods, using a joint network.

The NCMI system instruments the different combat systems and stimulates superimposed detections of virtual targets while displaying actual detections on the operational systems.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 21, 2007